Exhibit 14

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Combined Prospectus/Proxy Statement and Statement of Additional Information constituting parts of this registration statement on Form N-14 (the "N-14 Registration Statement") of (i) our report dated December 4, 2001, relating to the financial statements and financial highlights of Provident Investment Counsel Mid Cap Fund A and (ii) our report dated December 4, 2001, relating to the financial statements and selected ratio data of PIC Mid Cap Portfolio, which appears in the October 31, 2001 Annual Report to Shareholders of Provident Investment Counsel Mid Cap Fund A, which are also incorporated by reference into the N-14 Registration Statement. We also consent to the references to us under the headings "Independent Accountants" and "Comparing Service Providers" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 14, 2002